Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 main 877.958.NEWS toll free

News Release

EXPRESSJET REPORTS FIRST QUARTER 2010 RESULTS

HOUSTON, April 28, 2010 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today reported a first quarter loss of $16.1 million or $0.93 per share. Excluding special items, ExpressJet's loss totaled $12.7 million or $0.73 per share.

Driving ExpressJet's financial performance during the quarter was seasonally lower flight activity, cancellations and delays caused by severe winter weather in the Northeast and Midwest, cost increases that outpaced revenue growth and record low attrition.

"Our employees did a great job of operating the airline in light of the severe weather conditions of the first quarter," said Pat Kelly, Interim President and Chief Executive Officer. "Unfortunately, our financial results were disappointing. It is clear now that to return to sustained profitability, we need to reduce our costs further," Kelly added.

On April 19, ExpressJet announced the Board of Directors selected industry veteran, Thomas M. Hanley as President and Chief Executive Officer effective immediately. Tom assumed the position from Interim President and Chief Executive Officer, Pat Kelly. Pat will return to his position on ExpressJet's Board of Directors effective May 1, 2010.

"I would like to thank the ExpressJet Board for selecting me to lead the company and Pat Kelly for his leadership," said Tom Hanley. "My goal will be to maintain ExpressJet's status as a leader for operational excellence while returning the company to sustained profitability. The keys to success at ExpressJet will be the support and professionalism of our people, as we continue to focus on safety, reliability, customer service, and renew our emphasis on cost control," added Hanley.

Operational Overview

Partner Flying

Under its capacity purchase agreement with Continental Airlines, ExpressJet flew 162,823 block hours using an average of 208 aircraft. The year-over-year improvement in block hours led to ExpressJet utilizing each aircraft an average of 8 hours and 41 minutes per day-a 6.2% year-over-year improvement. In first quarter 2010, ExpressJet generated 1.9 million revenue passenger miles on 2.5 million available seat miles, producing a load factor of 76% within its Continental Express operation.

ExpressJet continued the expansion phase of its United Express operation, where it flew an average of 16 aircraft during the first quarter. The United Express operation produced 14,432 block hours or average daily utilization of 9 hours and 54 minutes per day. Within the United Express operation, ExpressJet flew 197,244 available seat miles, generating 138,832 revenue passenger miles and a load factor of 70.4%. Currently, ExpressJet operates 22 aircraft in its United Express operation and expects to add 10 additional aircraft on May 1, 2010.

Within Partner Flying, ExpressJet expects utilization to continue improving as the economy recovers and it heads into the seasonally stronger second and third quarters of the year.

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Corporate Aviation (charter)

ExpressJet flew 3,027 block hours during the first quarter with an average of 20 aircraft, 6.3% less than first quarter 2009 when 30 aircraft were allocated to ExpressJet's Corporate Aviation (charter) fleet. With the addition of United Express flying, ExpressJet expects to operate only six 50-seat aircraft within the Corporate Aviation (charter) division for the remainder of 2010. ExpressJet expects the resizing of the Corporate Aviation (charter) fleet will enhance the revenue production per charter aircraft on a go-forward basis.

Aviation Services

During the quarter, ExpressJet added one additional ground handling station, for a total of 42 contracts at 31 stations. Total activity during the quarter as measured by aircraft turns was 18,512.

All Flying

ExpressJet operated a total of 244 aircraft during first quarter and expects its 2010 fleet plan from May to December 2010 to consist of 244 fifty-seat aircraft allocated as follows:

- 206 aircraft flying as Continental Express;
- 32 aircraft flying as United Express; and
- 6 aircraft flying within Corporate Aviation (charter).

Financial Overview

ExpressJet generated $189.3 million in revenues during the three months ended March 31, 2010 versus $169.7 million for the three months ended March 31, 2009.

Under its agreements with Continental and United, ExpressJet generated $165 million in block hour revenue and pass-through reimbursements during the first quarter 2010 versus $145 million during first quarter 2009. Increased utilization of the Continental Express fleet and the addition of United Express flying stand as the primary drivers for revenue improvement during first quarter 2010. The first quarter 2010 block hour revenue was net of $1.8 million paid to Continental for utilization improvements and performance penalties, whereas in the first quarter 2009, ExpressJet received $2.7 million from Continental for utilization shortfalls and performance incentives.

The company experienced continued financial pressure within the first quarter due to the slow economic recovery, and suffered an approximately $3 million operating income impact due to the severe winter weather. In addition, increases in labor costs that exceeded revenue growth put pressure on margins. ExpressJet incurred $1.5 million in start-up costs for the United Express operation and expects to spend an additional $1.5 million as it adds 10 aircraft to the United Express operation beginning May 1, 2010. Additionally, the year-over-year fuel cost variance is largely due to pass-through fuel purchases attributable to new flying for United.

Revenue earned during the first quarter 2010 in Corporate Aviation (charter) totaled $15.5 million. Aviation services revenue grew slightly in the first quarter 2010 to $8.7 million.

ExpressJet ended the first quarter 2010 with $106.3 million in cash, cash equivalents and short-term investments. The cash balance included $20.4 million in restricted cash and $9.1 million in short-term investments, after accounting for adjustments to impair the value of these assets.

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Thus far in 2010, ExpressJet continued to improve its balance sheet by:

- Collecting $18.2 million in tax receivables, including a $16.5 million Federal tax receivable during first quarter 2010 and a $1.7 million refund from the State of New Jersey in April;
- Repurchasing $8.6 million par value of its 11.25% Secured Convertible Notes due 2023 during first quarter 2010;
- Monetizing $5 million in auction rate securities in April 2010; and
- Repaying approximately $2.5 million on the outstanding credit facility provided by Citigroup related to its auction rate securities in April 2010 once the sale of $5 million in auction rate securities settles.

ExpressJet's remaining auction rate securities balance equals $6.1 million par value.

On April 27, the Board approved an additional $20 million for the securities repurchase program. With this increase, the balance of ExpressJet's securities repurchase program, after the $8.6 million purchase in the first quarter, is $21.8 million. The company expects any future purchases of securities under the securities repurchase program to be made periodically in the open market or in privately negotiated transactions.

After accounting for the repurchase, ExpressJet's balance on its 11.25% Secured Convertible Notes due 2023 is $43.6 million. This balance represents the par value due to noteholders when the notes become due August 1, 2023, and a 26.1% reduction in the principal balance from first quarter 2009. Following the release of approximately $98.5 million of collateral in December 2009 by the trustee under the indenture governing the notes, the required collateral under the remaining notes is $32.8 million in spare parts and $28.8 million in spare engines.

Capital expenditures during the quarter totaled approximately $0.9 million compared to $1.3 million during first quarter 2009. ExpressJet expects remaining capital expenditures for the year to range from $8 million to $10 million to meet operational requirements, including those required to support flying as United Express.

The company will discuss its first quarter 2010 results and formally introduce its new President and Chief Executive Officer, Tom Hanley, on Wednesday, April 28, 2010 at 10:00 a.m. EDT (9:00 a.m. CDT). A live webcast of the call will be available at www.expressjet.com. To access the conference call by phone, dial (866) 638-3022 approximately 10 minutes prior to the scheduled start time and ask to join the ExpressJet call. International callers should dial (630) 691-2765.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 134 scheduled destinations in North America and the Caribbean with approximately 1,200 departures per day. Operations include capacity purchase agreements for United and Continental as well as providing clients customized 50-seat charter options; and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

		Three Months Ended March 31,			
		2010		**2009**	**Increase/ (Decrease)**
Operating Revenue					
Passenger	$	165,048	$	144,961	13.9%
Corporate Aviation (charter)		15,521		16,050	(3.3%)
Ground handling and other		8,712		8,698	0.2%
		189,281		169,709	11.5%
Operating Expenses:					
Wages, salaries and related costs		91,193		79,675	14.5%
Maintenance, materials and repairs		44,921		38,440	16.9%
Other rentals and landing fees		17,499		12,895	35.7%
Aircraft fuel and related taxes		8,915		3,221	176.8%
Depreciation and amortization		6,654		8,066	(17.5%)
Aircraft rentals		6,434		5,472	17.6%
Outside services		5,270		7,595	(30.6%)
Ground handling		2,951		3,105	(5.0%)
Marketing and distribution		28		1,325	(97.9%)
Other operating expenses		19,889		20,931	(5.0%)
		203,754		180,725	12.7%
Operating Loss		(14,473)		(11,016)	31.4%
Nonoperating Income / (Expense):					
Gain on sale of short-term investments, net		—		482	(100.0%)
Extinguishment of debt		(1,717)		(79)	nm
Amortization of debt discount		(1,751)		(150)	nm
Interest expense, net of capitalized interest		(1,641)		(1,966)	(16.5%)
Interest income		172		348	(50.6%)
Equity investments loss, net		—		(377)	(100.0%)
Other, net		(212)		(1,119)	(81.1%)
		(5,149)		(2,861)	80.0%
Loss before Income Taxes		(19,622)		(13,877)	41.4%
Income Tax Benefit		3,492		2,473	41.2%
Net Loss	$	(16,130)	$	(11,404)	41.4%
Basic & Diluted Loss per Common Share	$	(0.93)	$	(0.67)	38.8%
Shares Used in Computing Basic & Diluted Loss per Common Share		17,354		17,031	1.9%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
FINAL STATISTICS

	Partner Flying	Corporate Aviation
Three Months Ended March , 2010		
Revenue Passenger Miles (RPM) (millions)	2,071	21
Available Seat Miles (ASM) (millions)	2,742	47
Passenger Load Factor	75.5%	44.4%
Block Hours	177,255	3,027
Departures	95,963	2,056

NON-GAAP FINANCIAL MEASURES
(In thousands, except per share data)

	Three Months Ended March 31,	
	2010	2009
Net Income Reconciliation:		
Net loss	$ (16,130)	$ (11,404)
Adjustments for special items (gains):		
Less: Realized gain from sale of short-term investments[1]	—	(482)
Add: Realized loss from extinguishment of debt[2]	1,717	79
Add: Realized loss from amortization of debt discount[3]	1,751	150
Net loss excluding special items (gains)[4]	$ (12,662)	$ (11,657)
Loss Per Share Reconciliation:		
Diluted loss per share	$ (0.93)	$ (0.67)
Adjustments for special items (gains):	0.20	(0.01)
Diluted loss per share, excluding special items (gains)[4]	$ (0.73)	$ (0.68)

(1) During the quarter ended March 31, 2009, we sold a portion of our auction rate securities portfolio and recognized gains of $0.5 million. No sales occurred during the quarter ended March 31, 2010.

(2) Repurchases of our convertible notes during the quarter ended March 31, 2009, resulted in losses on extinguishment of debt of $0.1 million, net of taxes. Repurchases of our convertible notes during the quarter ended March 31, 2010, resulted in losses on extinguishment of debt of $1.7 million. Such gains and losses were calculated as the difference between the fair value of the liability component immediately prior to extinguishment and its book value.

(3) In 2008, we recorded $27.8 million in debt discount related to the refinancing of our convertible notes. During the quarter ended March 31, 2009, we recognized $2.1 million in amortization of that debt discount offset by an adjustment of $1.9 million. During the quarter ended March 31, 2010, we recognized $1.8 million in amortization of that debt discount.

(4) By excluding special items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent year-over-year basis.

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